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 FORM 4                                   UNITED STATES SECURITIES AND EXCHANGE COMMISSION                        OMB APPROVAL
-------                                                Washington, D.C. 20549                             --------------------------
[ ]Check this box if no longer subject to                                                                 OMB Number:      3235-0287
   Section 16.  Form 4 or Form 5                                                                          Expires:   January 31, 2005
   obligations may continue.  See           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                  Estimated average burden
   Instruction 1(b).                                                                                      hours per response.... 0.5

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(h) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and Address of Reporting Person*    2. Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
   Y.M. Noy Investments Ltd.                   Ampal-American Israel Corporation (AMPL)          to Issuer (Check Applicable Line)
__________________________________________  _____________________________________________     ___ Director      _X_ 10% Owner
                                                                                              ___ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS Identification   4. Statement for              title below)      below)
                                               Number of Reporting     Month/Day/Year
33 Havazelet Hasharon Street                   Person, if an entity      October 16, 2002
__________________________________________     (Voluntary)          ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
Herzliya          Israel                                               Original (Month/Year)     (Check applicable line)
__________________________________________                                                    ___ Form Filed by one Reporting Person
  (City)          (State)          (Zip)                                                      _X_ Form Filed by more than one
                                                                                                  Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                          5. Amount of
                                         2A.                                                 Securities
                                         Deemed   3. Trans-    4. Securities Acquired (A)    Beneficially
                              2. Trans-  Exe-        action       or Disposed of (D)         Owned        6. Ownership
                                 action  cution       Code        (Instr. 3, 4 and 5)        Following       Form:       7. Nature of
                                 Date    Date        (Instr.     ------------------------    Reporting       Direct(D)      Indirect
                                (Month/  if any         8)                 (A)               Period             or          Beneficial
1.  Title of Security            Day/    (Month/    ----------    Amount   or    Price       (Instr.        Indirect(I)    Ownership
    (Instr.3)                    Year)   Day/Year)   Code   V              (D)               3 and 4)        (Instr. 4)    (Instr. 4)
----------------------------- ---------  ---------  ----------   --------  ---  --------   ------------     -----------    ----------

Class A Stock                  10/14/02             P(1)(2)       2,050     A    $2.14                          D
                               10/14/02             P(1)          1,600     A    $2.29                          D
                               10/15/02             P(1)    V     2,000     A    $2.10                          D
                               10/15/02             P(1)    V     2,200     A    $2.25      11,451,962          D

(1)  The purchases reported in this Form 4 were effected pursuant to a Rule 10b5-1 trading plan adopted by the
     Reporting Person on October 14, 2002.
(2)  Yosef A. Maiman, the Chairman of the Board of the Issuer, owns 100% of the economic shares and one-third of the voting shares of the Reporting Person.  In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of the Reporting Person, which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).

                                          Potential persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number

                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                                                                                                                      6. Date
                                                                                                                         Exercisable
                                                                                                                         and
                                     2. Conver-               3A. Deemed                   5. Number of Deriv-           Expiration
                                        sion or    3. Trans-      Execution  4. Trans-        ative Securities           Date (Month/
                                        Exercise      action      Date, if      action        Acquired (A) or            Day/Year)
                                        Price of      Date        any           Code          Disposed of (D)         ---------------
                                        Deriv-        (Month/     (Month/      (Instr. 8)     (Instr. 3, 4, and 5)    Date     Expir-
1. Title of Derivative Security         ative         Day/         Day/      -----   ----  -----------------------    Exercis- ation
   (Instr. 3)                           Security      Year)        Year)      Code     V         A          D         able      Date
--------------------------------     -----------   ---------- -------------  ------------  ----------- -----------    -------- ------

                                                                          9. Number of
                                                                             Derivative   10. Ownership
                                                                             Securities       of Deriv-
                                                                             Beneficially     ative
                        7. Title and Amount of Underlying                    Owned            Security:
                           Securities (Instr. 3 and 4)                       Following        Direct       11. Nature of
                        ---------------------------------  8. Price of       Reported         (D) or           Indirect
                                                Amount or     Derivative     Trans-           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       action(s)        (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------

Explanation of Responses

                                                                                /s/ Yosef A. Maiman                October 16, 2002
**Intentional misstatements or omissions of facts constitute                    -------------------------------   ------------------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person          Date
  15 U.S.C. 78ff(a).                                                            Yosef A. Maiman
                                                                                Chairman of Board of Directors
Note:  File three copies of this Form, one of which must be manually signed.    (on behalf of Y.M. Noy Investments Ltd.)
       If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number
                                                                                                                      Page 2

                        Joint Filer Information

1.       Name:                      Yosef A. Maiman

2.       Address:                   33 Havazelet Hasharon Street
                                    Herzliya, Israel

3.       Designated Filer:          Y. M. Noy Investments Ltd.

4.       Issuer & Ticker Symbol:    Ampal-American Israel Corporation
                                    (AMPL)

5.       Date of Event Requiring Statement: October 14, 2002

    /s/ Yosef A. Maiman                          10/16/02
--------------------------------               -------------
Yosef A. Maiman                                    Date

                        Joint Filer Information

1.       Name:                      Ohad Maiman

2.       Address:                   33 Havazelet Hasharon Street
                                    Herzliya, Israel

3.       Designated Filer:          Y.M. Noy Investments Ltd.

4.       Issuer & Ticker Symbol:    Ampal-American Israel Corporation
                                    (AMPL)

5.       Date of Event Requiring Statement: October 14, 2002

  /s/ Ohad Maiman                                10/16/02
------------------------                       ------------
Ohad Maiman                                       Date

                        Joint Filer Information

1.       Name:                      Noa Maiman

2.       Address:                   33 Havazelet Hasharon Street
                                    Herzliya, Israel

3.       Designated Filer:          Y.M. Noy Investments Ltd.

4.       Issuer & Ticker Symbol:    Ampal-American Israel Corporation
                                    (AMPL)

 5.      Date of Event Requiring Statement: October 14, 2002

  /s/ Noa Maiman                                  10/16/02
---------------------                          ----------------
Noa Maiman                                          Date